02022483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 26476

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 5 2002 WASH DC 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southern Farm Bureau Fund Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 Livingston Lane
(No. and Street)

Jackson	Mississippi	39213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence E. Favreau — 601-981-7422 x 1201
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

188 East Capitol Street	Jackson	MS	29201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence E. Favreau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Farm Bureau Fund Distributor, Inc., as of December 31, ~~19~~XX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President & Treasurer

Title

Notary Public

Notary Public State of Mississippi At Large
My Commission Expires: December 20, 2004
Bonded Thru Heiden, Brooks & Garland, Inc.

LEIGH ANN PARKER NOTARY PUBLIC RANKIN COUNTY, MS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

The Board of Directors
Southern Farm Bureau Fund Distributor, Inc.:

In planning and performing our audit of the financial statements of Southern Farm Bureau Fund Distributor, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Southern Farm Bureau Fund Distributor, Inc. that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable assurance, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or

KPMG

The Board of Directors
Southern Farm Bureau Fund Distributor, Inc.
Page Two

operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

KPMG LLP

January 17, 2002

KPMG

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

Financial Statements and Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

KPMG

Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors
Southern Farm Bureau Fund Distributor, Inc.:

We have audited the accompanying balance sheets of Southern Farm Bureau Fund Distributor, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Farm Bureau Fund Distributor, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

KPMG LLP

January 17, 2002

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

Balance Sheets

December 31, 2001 and 2000

Assets		2001	2000
Cash and cash equivalents	$	186,621	175,377
Commissions receivable from parent company		3,991	6,001
Prepaid expenses		16,381	4,115
	$	206,993	185,493
Liabilities and Stockholder's Equity			
Liabilities:			
Due to parent company (note 2)	$	31,305	238
Federal income taxes payable		4,219	21,621
Total liabilities		35,524	21,859
Stockholder's equity (note 3):			
Common stock of $25 par value. Authorized 1,000 shares; issued 600 shares		15,000	15,000
Additional paid-in capital		85,000	85,000
Retained earnings		71,469	63,634
Total stockholder's equity		171,469	163,634
	$	206,993	185,493

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

Statements of Operations

Years ended December 31, 2001 and 2000

		2001	2000
Income:			
Interest	$	2,656	4,196
Commissions from parent company, net		65,824	88,717
		68,480	92,913
Selling, general and administrative expenses (note 2)		56,426	31,138
Income before income taxes		12,054	61,775
Current Federal income tax expense (note 5)		(4,219)	(21,621)
Net income	$	7,835	40,154

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2001 and 2000

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 1999	$	15,000	85,000	23,480	123,480
Net income		—	—	40,154	40,154
Balance at December 31, 2000		15,000	85,000	63,634	163,634
Net income		—	—	7,835	7,835
Balance at December 31, 2001	$	15,000	85,000	71,469	171,469

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Reconciliation of net income to net cash provided by operating activities:			
Net income	$	7,835	40,154
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in assets and liabilities:			
Commissions receivable		2,010	(6,001)
Due from parent company		—	10,774
Prepaid expenses		(12,266)	(2,710)
Federal income taxes receivable		—	27,744
Federal income taxes payable		(17,402)	21,621
Due to parent company		31,067	238
Net cash provided by operating activities		11,244	91,820
Cash and cash equivalents at beginning of year		175,377	83,557
Cash and cash equivalents at end of year	$	186,621	175,377

See accompanying notes to financial statements.

(1) Organization, Business and Summary of Significant Accounting Policies

(a) Organization and Business

Southern Farm Bureau Fund Distributor, Inc. (the Company) was organized for the purpose of engaging in the buying, selling, and dealing in or with various securities or any interest therein. The Company is a wholly-owned subsidiary of Southern Farm Bureau Life Insurance Company. The Company currently acts as a broker and dealer of variable annuities offered by Southern Farm Bureau Life Insurance Company.

(b) Commissions

Commission revenues in excess of commission expense to individual salespersons are paid to the Company by its parent and recognized on a trade-date basis as transactions occur. Commission revenues and associated receivables are recognized on a net basis by the Company consistent with an underwriting agreement entered into between the Company and its parent in October 1999.

(c) Income Taxes

The Company's results of operations are included in the consolidated Federal income tax return filed by the Company's parent and its subsidiaries. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal statutory rate for each subsidiary's income or loss.

(d) Cash Equivalents

For financial reporting purposes, the Company considers only cash and money market mutual funds to be cash equivalents.

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

Certain operating expenses incurred by the Company are reimbursed by the Company's parent and certain professional expenses are paid by the Company's parent and allocated to the Company. At December 31, 2001, the Company was liable to the Company's parent for $27,314, net of commissions receivable from the Company's parent. At December 31, 2000, the parent was liable to the Company for $5,763, including commissions receivable from the Company's parent.

(3) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital

(Continued)

does not exceed 15 to 1. At December 31, 2001 and 2000, the Company's net capital exceeded required capital by $144,486 and $146,719, respectively. The ratio of aggregate indebtedness to net capital was .24 to 1 at December 31, 2001 and .14 to 1 at December 31, 2000.

(4) Subordinated Debt

The Company had no subordinated debt at December 31, 2001 or 2000 or at any time during the years then ended.

(5) Income Taxes

Income tax expense for the years ended December 31, 2001 and 2000, represents the Company's allocation of Federal income tax expense at the maximum Federal statutory rate of 35% of the Company's income before income taxes for those years. Such expense is paid to the Company's parent.

At December 31, 2001, the Company had tax benefits of $7,143 arising from net operating loss carryforwards for state income tax purposes. The Company has provided a valuation allowance of $7,143 to fully offset the net operating loss carryforwards. Management believes that such benefits will not be realized because the ultimate realization of such carryforwards is dependent upon the Company's generation of future taxable income during the carryforward periods.

Schedule 1

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2001

Net capital:				
Stockholder's equity			$	171,469
Less nonallowable assets:				
Prepaid expenses	$	16,381		
Commissions receivable		3,991		
				20,372
Less haircuts - money market mutual funds				1,611
Net capital			$	149,486
Net capital requirement			$	5,000
Net capital in excess of required amount				144,486
Net capital			$	149,486
Aggregate indebtedness			$	35,524
Ratio of aggregate indebtedness to net capital				.24 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed by the Company in January 2002.

See accompanying independent auditors' report.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

Information for Possession or Control
Requirement Under Rule 15c3-3

December 31, 2001

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies, and the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

During the year ended December 31, 2001, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(l) of Rule 15c3-3.

See accompanying independent auditors' report.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

Information for Possession or Control
Requirement Under Rule 15c3-3

December 31, 2001

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in the Company's possession or control as of December 31, 2001 for which instructions to reduce to possession or control had been issued as of December 31, 2001 for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by the Company.	None	None

See accompanying independent auditors' report.